UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 5, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

SunCoke Energy, Inc.

File No. 333-173022- CF#30291

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SunCoke Energy, Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on March 23, 2011.

Based on representations by SunCoke Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28	through October 1, 2023
Exhibit 10.30	through October 1, 2023
Exhibit 10.31	through October 1, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary